UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of May, 2001


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)


                21 Ha'arba'a Street, Tel Aviv 64739, Israel
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                  (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  May 21, 2001




Description                                                           Exhibit




A. Translation from Hebrew to English of an Immediate Report (the        A
"Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on May 16, 2001, regarding Koor Industries Ltd. And Nice Systems
Ltd.


KOOR INDUSTRIES LTD.
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                                                    Office Of Legal Counsel
                                                    21 Ha'arba'ah st.
                                                    Tel-Aviv 64739
                                                    Israel
                                                    Tel.: 972-3-6238420
                                                    Fax: 972-3-6238425

                                                    16 May 2001




The Securities              The Tel Aviv         The Registrar of
  Authority                   Stock Exchange       Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.    97 Yafo St.
Jerusalem 95464             Tel Aviv 65202       Jerusalem 91007
--------------              --------------       ---------------
Fax: 02-6513940             Fax: 03-5105379
---------------             ---------------



Dear Sirs,



Re:   Immediate Report (NO.05/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)



Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

In reaction to the question we were asked in connection to Koor Industries Ltd's (hereinafter: "Koor") intention regarding its share holdings in Nice Systems Ltd. (hereinafter: "Nice"), Koor announces, that Koor is not bound to anyone regarding the way Koor will vote in the next General Meeting of Nice or regarding any other matter.



                                                Yours Sincerely,


                                                Shlomo Heller, Adv.

                                                Legal Counsel